Exhibit 99.1

2018-12-17

PRESS RELEASE

Clarification from the Board of Directors and Management of Oasmia Pharmaceutical AB (publ), “Oasmia” due to Per Arwidsson’s and Arwidsro Investment AB’s request for convening an Extraordinary General Meeting

In 2017 and 2018, Oasmia has had a number of successful developments. Oasmia is currently in a phase where it has positive momentum with many ongoing activities.

Uppsala, Sweden, December 17, 2018 – Two of Oasmia’s major shareholders, Per Arwidsson and Arwidsro Investment AB (jointly ”PA”), have requested that Oasmia’s Board of Directors shall convene an Extraordinary General Meeting. The request has resulted in a large number of questions from the company's other shareholders.

The request for convening an Extraordinary General Meeting shall be viewed in the light of PA claiming the right to warrants in Oasmia, which PA is not entitled to. The Board of Directors of Oasmia’s is unable to see any other purpose with the request for a general meeting than an attempt by PA to replace the company's current Board of Directors for the purposes of obtaining the warrants for his own profit.

In August 2018, when Nexttobe AB requested the final settlement of Oasmia’s entire debt, it became evident that PA would rather allow Nexttobe to initiate bankruptcy proceedings against Oasmia than to participate in a settlement of Oasmia’s debt to Nexttobe, even though PA had undertaken to fund such a settlement. The Board and other major shareholders were of the opinion that PA's approach was completely unfounded and unjustifiable. In this critical situation, MGC Capital Ltd (“MGC”) offered to fully fund Oasmia’s settlement of the debt to Nexttobe.

PA finally refused to participate in the settlement of Oasmia’s debt to Nexttobe. As a consequence, PA lost its right to the warrants in question. In total disregard hereof, PA directed aggressive claims in order still to be entitled to the warrants conditioned upon PA financing the settlement of Oasmia’s debt to Nexttobe. These claims have been of such character that the Board under no circumstances is able to accept the claims considering the interests of both the company and its shareholders. If the Board had accommodated PA, the Board had also violated the Swedish Companies Act. The Board of Directors of Oasmia’s specifically notes the following:

•	The fact that PA has, as a major shareholder, been so calculated and refused to participate in the funding of Oasmia’s debt to Nexttobe, yet claiming full allocation of the warrants linked to such funding, is not justifiable under any circumstances.

•	Through Arwidsro Investment AB’s managing director, Peter Zonabend, PA has expressed direct threats to individual Board members and to the Board as a whole. PA has thus attempted to put pressure on the Board of a public company in order to unduly benefit an individual shareholder.

•	Oasmia’s reputation and relationship with external partners may have been harmed by the proceedings that PA have initiated without any lawful grounds.

•	The loan agreement between Oasmia and PA contains a dispute resolution provision based on a simplified arbitration proceedings (rules for expedited arbitrations). It is rather symptomatic that PA has chosen not to initiate arbitration proceedings. However, Oasmia chose to initiate such arbitration proceedings on 3 December, 2018 in order to finally settle that PA is not entitled to the warrants that they claim rights to.

PA's above-mentioned actions have no part in a listed company and, from the Board's point of view, are completely unacceptable.

In order to clarify the background to the Board's positions, a detailed summary of the situation follows below:

Oasmia’s loan situation with Nexttobe as well as with PA.

1.	Under an loan agreement of 31 October, 2016 and 1 October, 2017, Nexttobe granted a loan to Oasmia, which on 1 October, 2017 amounted to SEK 102,418,575, plus interest of 8.5 % as of 1 October, 2017. Oasmia’s total debt on 30 May, 2018 amounted to over SEK 108,000,000. The due date was 31 July, 2018.

2.	Due to Oasmia's debt to Nexttobe, Oasmia signed an agreement with Arwidsro Investment AB on 31 December, 2017, for a loan of SEK 75,000,000, constituting approximately 70% of Oasmia’s debt to Nexttobe. At the same time, a corresponding agreement was signed between Oasmia and MGC in order to fund the remaining 30% of Oasmia’s debt. In an amendment to these agreements of 15 May, 2018, a number of changes were made to the agreement, e.g., Per Arwidsson became a party alongside Arwidsro Investment AB.

3.	Oasmia’s loan agreements with PA and MGC provided that these lenders undertook to fund Oasmia’s debt to Nexttobe with 70% and 30% respectively. Consequently, the purpose of the agreements was exclusively to ensure that Oasmia’s debt to Nexttobe could be settled when it matured.

4.	An element of these agreements was that MGC and PA were entitled to receive warrants, designated as Interest Options and Undertaking Options. The latter Options constituted a consideration for the MGC’s and PA's undertaking to fund the settlement of Oasmia’s debt to Nexttobe., whereas the Interest Options were intended to function as compensation in addition to the agreed interest, should loans actually be granted in accordance with the respective loan agreements.

All this is clear from PA's undertaking to fund Oasmia’s settlement of its debt to Nexttobe, paragraph 7.1, which is worded as follows.

"As compensation for the Loan, the interest rate stipulated in paragraph 4 above [an annual interest rate of 8 percent] together with the Consideration Options, in which 23,225,806 warrants ("Interest Options") are attributable to compensation during the term of the Loan from disbursement and 967,742 warrants ("Undertaking Options") are attributable to compensation for Arwidsro, at the effective date of this Agreement has already made a commitment to a subsequent disbursement".

5.	The dispute between Oasmia and PA solely concerns the Interest Options.

6.	Accordingly, a clear condition for PA’s right to the Interest Options is that PA conveys a loan to Oasmia for the purposes of financing Oasmia’s settlement of its debt to Nexttobe. Since that debt does not exist anymore, the condition related to the Interest Options can never be satisfied. Another condition for disbursement of the loan was that Oasmia’s Board of Directors first had to make all necessary decisions to raise the loan according to PA's undertaking to fund the settlement of Oasmia’s debt to Nexttobe.

7.	PA had an obligation not to claim the right to the Interest Options, in which case these were to be cancelled by Oasmia, should PA not fulfil its undertaking to fund the settlement of Oasmia’s debt to Nexttobe or should Oasmia chose not to claim for such funding. This has been made clear in Oasmia’s press release of January 2, 2018, but also been confirmed by PA.

8.	When Oasmia’s debt to Nexttobe matured on 31 July, 2018, Oasmia lacked financial resources to settle the debt. As a result, Nexttobe issued a request for payment to Oasmia on 9 August, 2018, adding that, if payment was not made, Nexttobe would proceed with legal action (bankruptcy petition).

9.	In view of Nexttobe’s request for payment, Oasmia promptly initiated negotiations with MGC and PA regarding utilizing their undertakings to fund the settlement of Oasmia’s debt to Nexttobe. The negotiations were intended to result in MCG and PA complying to their share (30% and 70%, respectively) of the debt to Nexttobe as agreed in MCG’s and PA’s respective undertakings.

10.	During these negotiations, which were intense and conducted during a number of days in August 2018 between representatives of Oasmia, Nexttobe, MGC and PA, it appeared that PA was not willing to participate in a final settlement of Oasmia’s debt to Nexttobe. Instead, MGC was willing to acquire the entire debt from Nexttobe, thereby settling the debt.

11.	The negotiations resulted in an agreement of 27 August, 2018, according to which MGC acquired the entire Nexttobe claim receivable ("the Transfer Agreement").

12.	Prior to signing the Transfer Agreement, as well thereafter, PA was offered to participate in the Transfer Agreement by settling its share of 70% of the total undertaking or any other share, as agreed, during August and September 2018, until the positive recommendation by EMA on Apealea on 21 September, 2018. PA also received a draft of the Transfer Agreement in order to consider participation in the agreement. However, PA declined to participate in this final settlement of Oasmia’s debt to Nexttobe. PA showed an interest in such participation only after EMA's positive decision on September 21, 2018. Following the decision by EMA, the financial risk was significantly reduced, and the Interest Options also increased significantly in value.

13.	Through the Transfer Agreement, which PA declined to participate in, MGC assumed a larger share of Oasmia’s debt to Nexttobe than provided for under MCG’s and PA’s original undertakings, 100% instead of 30%. As a result, MGC, in an agreement with Oasmia, was granted the right to receive additional warrants, namely the exact number of Interest Options to which PA had been entitled to under PA’s undertaking, if PA’s undertaking had been fulfilled.

14.	In summary: Oasmia’s debt to Nexttobe has been finally settled by the Transfer Agreement. Thus, the debt no longer exists. Oasmia therefore has no need for the loan that PA undertook to provide for the debt settlement. PA has also declined to participate in the funding of Oasmia’s settlement of the debt to Nexttobe. Nevertheless, PA claims the right to the Interest Options, to which PA was entitled only if PA had provided a loan to Oasmia. Since the fulfilment of PA’s undertaking is no longer required, PA has an obligation to abstain from claiming the right to the Interest Options without compensation. This is evident from, not only the agreement between the parties, but also Oasmia’s press release regarding the undertaking and the warrants of January 2, 2018. PA has not fulfilled this obligation. The Board of Oasmia has therefore decided to cancel the Interest Options that PA has claimed based on PA’s undertaking, which options are no longer valid. No warrant certificates pertaining to these options have been issued.

15.	Oasmia has not issued any certificates regarding the warrants. Accordingly, the Interest Options do not represent any debt instruments. They merely constitute rights based on the Agreement, which rights may be acquiesced, terminated and cancelled, cf. the Swedish Companies Act, Chapter 13, Section 26.

Uppsala December 17, 2018, Oasmia Pharmaceutical AB (publ) Board of Directors

For more information:

Julian Aleksov, Executive Chairman Tel: +46 18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.00 CET on December 17, 2018.